EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$15,619,511.90(1)	$0.00011020	$1,721.27(2)
Fees Previously Paid	$15,569,701.80		$1,715.78(3)
Total Transaction Valuation	$15,619,511.90
Total Fees Due for Filing			$1,721.27
Total Fees Previously Paid			$1,715.78
Total Fee Offsets			—
Net Fee Due			$5.49

(1) The Registrant previously offered to purchase up to 1,337,603 shares worth of its issued and outstanding common stock, par value $0.01 per share (“Shares”). The Registrant subsequently increased its offer to purchase to 1,341,882 Shares at a price equal to the net asset value per Share as of April 30, 2023 of $11.64.
(2) Calculated as 100% of the Transaction Valuation.
(3) Paid in connection with the Registrant’s filing of a Schedule TO on March 24, 2023 and Amendment No. 1 thereto on May 12, 2023.